July 31, 2014

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: James Lopez, Branch Chief - Legal

Re: Fuse Medical, LLC
Current Reports on Form 8-K and Form 8-K/A
Filed May 29, 2014 and May 30, 2014
File No. 000-10093

Ladies and Gentlemen:

Fuse Medical, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated July 1, 2014 (the “Comment Letter”), regarding the Commission's review of the Company's Current Reports on Form 8-K and Form 8-K/A. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Staff previously granted an extension to July 31, 2014. As discussed between the Staff and Travis Leach, the Company's outside counsel at Ballard Spahr LLP, the Company respectfully requests an additional extension until August 5, 2014 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than August 5, 2014.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (817) 439-7025.

Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ D. Alan Meeker
D. Alan Meeker
Chief Executive Officer

CC:	Rauri Regan – Staff Attorney - Securities and Exchange Commission Travis J. Leach – Ballard Spahr LLP